Exhibit 15.4

INDEPENDENT ACCOUNTANTS OPINION

The Board of Directors
Permanent Mortgages Trustee Limited
47 Esplanade
St Helier
Jersey
JE1 0BD

30 June 2004

Report of the Independent Accountants to Permanent Mortgages Trustee Limited on its assertion about Halifax plc’s compliance with its minimum servicing standards for the period from 25 November 2003 to 31 December 2003

We have examined Permanent Mortgages Trustee Limited’s assertion, attached as Appendix 2, that Halifax plc (“the Servicer”) complied with the minimum servicing standards set forth in Appendix 1, for the period from 25 November 2003 to 31 December 2003.

The directors of Permanent Mortgages Trustee Limited (“the Company”) are responsible for identifying the minimum servicing standards set forth in Appendix 1 and their assertion regarding the Servicer’s compliance with those requirements, attached as Appendix 2. Our responsibility is to express an opinion on the Company’s assertion about the Servicer’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Servicer’s compliance with specified requirements, nor does it include an assessment of the adequacy of the servicing standards themselves.

In our opinion the Company’s assertion that the Servicer complied with the minimum servicing standards contained in Appendix 1 for the period from 25 November 2003 to 31 December 2003 is fairly stated in all material respects.

This report is intended solely for the information and use of the Company, and is not intended to be and should not be used by anyone other than the Company.

/s/ KPMG Audit Plc

KPMG Audit Plc

Independent Accountants
30 June 2004

Appendix 2: Permanent Mortgages Trustee Limited’s assertion about Halifax plc’s compliance with its minimum servicing standards for the period from 25 November 2003 to 31 December 2003 (the Assertion)

The undersigned, a duly authorised representative of Permanent Mortgages Trustee Limited acting as Mortgages Trustee, pursuant to the Amended and Restated Servicing Agreement between Halifax plc acting as Servicer (the Servicer), Halifax plc as Seller, Permanent Funding (No. 1) Limited as Funding 1 and The Bank of New York as the Security Trustee dated 25th November 2003, as amended (the Agreement), certifies that:

1. The Trustee is responsible for assessing the Servicer’s compliance with the minimum servicing standards, as set out in Appendix 1.

2.  The Trustee has used the minimum servicing standards, set out in Appendix 1, as a basis for assessing the Servicer’s compliance with the Agreement.

3.  A review of the activities of the Servicer during the period from 25th November 2003 to 31st December 2003 and its performance under the aforementioned Agreement has been made under my supervision.

4.  Based on such review, to the best of my knowledge, the Servicer has complied with the minimum servicing standards attached as Appendix 1 throughout the period from 25th November 2003 to 31st December 2003 in all material respects, except as may be set forth in paragraph 5 below.

5.  The following is a description of any exceptions to paragraph 4 above:

None.

Capitalised terms used but not defined in this Assertion have their respective meanings set forth in the Agreement, unless the context requires otherwise or unless otherwise defined in this Assertion.

IN WITNESS WHEREOF, the undersigned has duly executed this Annual Compliance Certificate this 30th day of June, 2004.

/s/ David Balai
Authorised signatory
Permanent Mortgage Trustee Limited